UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

Industrial Services of America, Inc.
(Name of Issuer)

Common Stock, par value $0.0033
(Title of Class of Securities)

456314103
(CUSIP Number)

Harry Kletter
7100 Grade Lane
Louisville, Kentucky 40232

(502) 368-1661

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456314103
1.	Names of Reporting Persons. Harry Kletter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 140,100 shares of Common Stock

	9.	Sole Dispositive Power 517,788 shares of Common Stock

	10.	Shared Dispositive Power 1,957,055 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,957,055 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.7% of Common Stock

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 456314103
1.	Names of Reporting Persons. Roberta Kletter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 140,100 shares of Common Stock

	8.	Shared Voting Power 657,888 shares of Common Stock

	9.	Sole Dispositive Power 140,100 shares of Common Stock

	10.	Shared Dispositive Power 657,888 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 657,888 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3% of Common Stock

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 456314103
1.	Names of Reporting Persons. The Harry Kletter Family Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 750,000 shares of Common Stock

	9.	Sole Dispositive Power 750,000 shares of Common Stock

	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.6% of Common Stock

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 456314103
1.	Names of Reporting Persons. K & R, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 549,167 shares of Common Stock

	9.	Sole Dispositive Power 549,167 shares of Common Stock

	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 549,167 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.8% of Common Stock

14.	Type of Reporting Person (See Instructions) OO

ITEM 1. SECURITY AND ISSUER.

This Statement relates to shares of common stock, $0.0033 par value per share (“Common Stock”) of Industrial Services of America, Inc., a Florida corporation (the “Issuer”). The Issuer’s principal executive offices are located at 7100 Grade Lane, Louisville, Kentucky 40232.

ITEM 2.    IDENTITY AND BACKGROUND.

(a)
This Statement is filed by Harry Kletter (“Mr. Kletter”), Roberta Kletter (“Mrs. Kletter”), K & R, LLC, a Kentucky limited liability company (“K&R”) and The Harry Kletter Family Limited Partnership (the “Partnership”). Collectively, the filers are hereafter referred to as the “Group.” Mr. Kletter is the sole member of K&R and Orson Oliver is K&R's President.

(b)
The residential address for each of Mr. and Mrs. Kletter is 1208 Park Hills Ct., Louisville, KY 40207. The principal business address for K&R and Mr. Oliver is 7100 Grade Lane, Louisville, Kentucky 40232. The principal business address of the Partnership is 1208 Park Hills Ct., Louisville, Kentucky 40207.

(c)
Mr. Kletter is the sole member of K&R and as General Partner of the Partnership. Mr. Orson Oliver serves as the President of K&R and as the Issuer's Chairman and interim Chief Executive Officer. There are no other officers or directors of these entities.

(d-e)
No member of the Group nor Mr. Oliver has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the past five years.

(f)	Mr. and Mrs. Kletter and Mr. Oliver are all United States citizens.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in the transaction are as described in Item 4, below.

ITEM 4.    PURPOSE OF TRANSACTION.

The Group previously made disclosures regarding beneficial ownership of Issuer common stock on Schedule 13G.

On November 1, 2013, Mr. Kletter purchased 125,000 shares of Issuer common stock from Blue Equity International, LLC at a price of $4.00 per share, raising his beneficial ownership in the Issuer to 27.7%. Mr. Kletter used personal funds to purchase these shares.

On November 19, 2013, each of Mr. Kletter, the Partnership and K&R (each, a “Proxy Grantor”) granted to Mr. Oliver and Sean Garber, jointly, an Irrevocable Proxy (collectively, the “Proxies”) pursuant to the applicable provisions of the Florida statutes, to vote, or to execute and deliver written consents or otherwise act with respect to, all shares of capital stock of the Issuer then owned or thereafter acquired by each Proxy Grantor as fully, to the same extent, and with the same effect as they might or could do under applicable laws or regulations governing the rights and powers of shareholders of a Florida corporation. The Proxies state that they were granted in connection with a Management Agreement (the “Management

Agreement”) entered into on December 2, 2013, effective as of December 1, 2013, by and between the Issuer and Algar, Inc. (“Algar”), a Kentucky corporation controlled by Mr. Garber. The Proxies relate to a total of 1,816,955 shares of the Issuer’s common stock, $0.0033 par value.

The Proxies were granted to Mr. Oliver and Mr. Garber as a condition of the Management Agreement, and as such are coupled with an interest and are irrevocable. The Proxies may be exercised by Mr. Oliver and Mr. Garber, jointly, for the period beginning on November 19, 2013 and ending on (i) November 19, 2014 or (ii) the maximum period of time allowed under Florida law, whichever is longer, unless sooner terminated in accordance with the Management Agreement. The Proxies state that they will be renewed annually or as frequently as may be necessary to remain effective during the term of the Management Agreement.

Under the Management Agreement, Algar will provide the Issuer with day-to-day senior executive level operating management supervisory services. Algar will also provide business, financial, and organizational strategy and consulting services, as the Issuer’s board of directors may reasonably request from time to time.

The Management Agreement gives Algar the right to appoint the Issuer’s President and an additional executive officer of the Issuer. The Issuer is required to reimburse Algar on a monthly basis for its pre-approved expenses, as defined in the Management Agreement, including expenses associated with the salaries of its executive appointees and employees. The Management Agreement also provides that the Issuer’s board of directors will increase to up to seven members, giving Algar the right, subject to certain limitations, to cause the appointment of up to three members, one of whom will serve as Vice Chairman. Under the Management Agreement, Algar will be paid a bonus in an amount equal to 10% of any year-over-year increase in the Issuer’s pre-tax income during the term. The term of the Management Agreement is effective December 1, 2013 and extends through December 31, 2016, subject to earlier termination upon mutual agreement or upon circumstances set forth in the agreement.

Subject to shareholder approval and restrictions on exercisability set forth in a Stock Option Agreement entered into on December 2, 2013 by the Issuer and Algar (the “Stock Option Agreement”), the Issuer granted Algar an option to purchase a total of 1,500,000 shares of Company common stock at an exercise price per share of $5.00.

Under the Management Agreement, the Issuer and Algar have agreed to use their best efforts to effect a business combination between them as soon as is reasonably practicable.

On December 2, 2013, Mr. Oliver and Mr. Garber entered into an Agreement (the “Garber/Oliver Agreement”) through which they agreed upon the manner in which they will vote the Proxies. In particular, under the Oliver/Garber Agreement the parties agreed that:

1.	They will cause the shares of Issuer common stock represented by the Proxies to be “present” and voted at any meeting of the stockholders of the Issuer.

2.
It is in Issuer’s best interest to increase the number of directors on the Issuer’s Board to a total of seven directors, and that they would cooperate with one another in exercising or voting the Proxies in furtherance of that change.

3.	It is in the respective best interests of the Issuer and Algar for Algar to have representation on the Issuer’s board of directors.

4.
They will cooperate with one another in exercising or voting the Proxies in favor of up to three individuals to the Issuer’s board of directors who are nominated by Mr. Garber, up to three individuals who are nominated by and from the board of directors as comprised immediately before the date of the Oliver/Garber Agreement, and one director selected by mutual agreement of the other directors (who may be a member of the board of directors as comprised immediately before the date of the Oliver/Garber Agreement); provided, that provision will not apply and will be of no force or effect in the case of (i) any such nominee for whom the Issuer would be required to provide disclosure pursuant to Regulation S-K Item 401(f) in any filing with the Securities and Exchange Commission or (ii) any nominees, the election of which would result in the Issuer’s board not being comprised of a majority of “independent directors,” as such term is defined by NASDAQ Listing Rule 5605.

5.	They will vote the Proxies in favor of any recommendation of the Issuer’s board of directors, as so comprised, requiring shareholder approval.

6.
During the term of the Management Agreement it might become mutually beneficial for the Issuer and Algar to enter into discussions concerning the possibility of merging the two companies and/or for the Issuer to acquire substantially all of the assets of Algar.

7.	In the event that a mutually beneficial arms length deal is reached for the merger or asset acquisition, they would cooperate in exercising or voting the Proxies in favor of such a transaction.

8.	Subject to any fiduciary duties owed to the Issuer or its shareholders, they will use their best efforts to appoint Garber as Chairman and Chief Executive Officer of any surviving entity.

Except as set forth in this Schedule 13D, the Group has no present plan or proposal which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)     Any action similar to any of those enumerated above.

The Group may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.
ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a)
As of December 1, 2013, the Group may be deemed to beneficially own 1,957,055 shares of Issuer common stock, representing 27.7% of Issuer’s outstanding common stock as reported in Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 19, 2013. Percentage of class includes assumed exercise of options held.

As of December 2, 2013, Mr. Oliver may be deemed to beneficially own 1,865,704 shares of Issuer common stock, representing 26.4% of Issuer’s outstanding common stock as reported in Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 19, 2013. Percentage of class includes assumed exercise of options held.

(b)
Due to the Proxies, neither of K&R or the Partnership has the current power (sole or shared) to vote or to direct the vote of any shares. Mr. and Mrs. Kletter share the power to vote and to dispose of 140,100 shares owned by Mrs. Kletter. In addition to those shares, Mr. and Mrs. Kletter share the power to dispose of 517,788 shares owned by Mr. Kletter. Mr. Kletter also shares the power to dispose of the 750,000 shares owned by the Partnership and the 549,167 shares owned by K&R with those entities, respectively.

In addition to the 1,816,955 shares of the Issuer’s common stock with which Mr. Oliver shares voting power with Mr. Garber pursuant to the Proxies described in Item 4, Mr. Oliver individually owns or has the right to acquire, within 60 days, 48,749 shares of Issuer common stock, which includes director stock options to purchase 30,000 shares exercisable within 60 days of December 2, 2013 and 3,750 shares held in trusts for Mr. Oliver's daughter and minor grandchildren for which Mr. Oliver is the Trustee.

(c)    The Group made the following purchases of shares during the past 60 days:

Group Member        Date                Number of Shares

Harry Kletter            November 1, 2013             125,000
K&R                September 10, 2013             4,000
K&R                September 9, 2013                 1
K&R                September 6, 2013             1,000
K&R                September 5, 2013             5,000
K&R                September 4, 2013             2,338
K&R                September 3, 2013             3,780

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6.

On December 2, 2013, in connection with the Management Agreement, the Issuer’s board of directors appointed Mr. Garber as President. Mr. Garber replaced Mr. Oliver who had been serving as interim President. Mr. Oliver continues to serve as the Issuer’s Chairman and interim Chief Executive Officer.

Under the Management Agreement, the Issuer will reimburse Algar for the portion of Mr. Garber’s salary that is attributable to Algar’s services in an amount not to exceed $20,833.33 per month, or $250,000 per year. The Issuer expects Algar to appoint Mr. Garber to the Issuer’s board of directors during the first quarter of 2014; Mr. Garber is expected to be appointed Vice Chairman at that time.

The Management Agreement, Garber/Oliver Agreement and Irrevocable Proxies, attached to this Statement as Exhibits 1-5, are hereby incorporated into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.    Exhibits

99.1
Management Services Agreement dated as of December 1, 2013, between the Issuer and Algar, Inc, including the Stock Option Agreement attached thereto as Attachment A, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 4, 2013.

99.2        Agreement by and between Sean Garber and Orson Oliver dated as of December 1, 2013.

99.3	Irrevocable Proxy from Harry Kletter to Orson Oliver and Sean Garber dated as of November 19, 2013.

99.4	Irrevocable Proxy from The Harry Kletter Family Limited Partnership to Orson Oliver and Sean Garber dated as of November 19, 2013.

99.5	Irrevocable Proxy from K & R, LLC to Orson Oliver and Sean Garber dated as of November 19, 2013.

99.6	Joint Filing Agreement among the Reporting Persons dated as of December 11, 2013.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2013
Date
/s/ Harry Kletter
Signature
Harry Kletter
Name

/s/ Roberta Kletter
Signature
Roberta Kletter
Name

K & R, LLC

By:      /s/ Harry Kletter
Harry Kletter, Sole Member

THE HARRY KLETTER FAMILY LIMITED PARTNERSHIP

By:      /s/ Harry Kletter
Harry Kletter, General Partner